FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

May, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2016

▪    Net earnings attributable to Endesa Chile’s shareholders increased from Ch$ 39,105 million as of March 2015 to Ch$ 152,568 million as of March 2016.

▪    Net electricity generation in Chile increased 7% to 4,573 GWh as a result of increased hydro generation (+ 150 GWh) as a consequence of the higher level of water available during the second semester of 2015 and greater thermal generation (+ 150 GWh) explained by greater dispatch of Bocamina power plant (478 MW).

▪    Physical sales of operations in Chile increased 5% (+ 309 GWh) reaching 6,025 GWh, primarily due to higher sales to regulated customers (+ 490 GWh)  related to greater demand during the last quarter.

▪    Operating revenues climbed 12% to Ch$ 415,283 million, due to greater physical sales and higher average energy sales price expressed in Chilean pesos.

▪    Procurement and services costs decreased 14% to reach Ch$ 230,478 million as of March 2016, mainly as a consequence of the lower cost of energy purchases and lower fuel consumption.

▪    As a result of the factors previously mentioned, EBITDA of Chilean operations increased 126% to Ch$ 157,461 million as of March 2016.

▪    Net financial income amounted to Ch$ 934 million mainly due to higher exchange differences income which compares favorably to the net financial expense of Ch$ 28,121 million recorded as of March 2015.

▪    Income from investments in associate companies doubled to Ch$ 2,452 million as of March 2016, mainly due to GNL Chile’s improved net income.

• 1 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

FINANCIAL SUMMARY

▪    Debt in Chile, corresponding to the continuing operations, decreased by US$ 64 million over March 2015, totaling US$ 1,431 millions in March 2016.

▪    Average interest rate Chile increased slightly by 0.4% to 6.4% when compared to March 2015.

▪    Liquidity of the continuing company, Chile, maintains a solid position:

•  Consolidated committed credit facilities: US$ 360 million.

•  Consolidated uncommitted credit facilities: US$ 168 million.

•  Consolidated cash and cash equivalents: US$ 180 million.

• 2 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

I.- Consolidated Income Statement Analysis

RELEVANT INFORMATION:

On December 18, 2015, the Extraordinary Shareholders' Meeting of Endesa Chile approved the division of the Company, subject to compliance with certain condition precedent requirement. As a result of the division of Endesa Chile, a new corporation named Endesa Américas S.A. was created and was assigned equity interests, assets and liabilities of the non-Chilean businesses of Endesa Chile.

On March 1, 2016, having met the condition precedent requirement, the division of Endesa Chile materialized and from that date the Company Endesa Américas S.A. came into existence.

In consideration of the aforementioned and in accordance with the provisions of the International Financial Reporting Standards, revenues and expenses for the generation business outside Chile for the period of two months ended February 29, 2016, considered as discontinued operations are presented in the item "Income (loss) from discontinued operations" in the comprehensive consolidated income statement.

For comparative purposes, this scheme of presentation has also been applied to the results for first quarter of 2015, which were restated in the comprehensive consolidated income statement previously approved.

For more information, please refer to Note 4.1. of the consolidated financial statements of Endesa Chile as of March 31, 2016.

• 3 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

1. - Net Income Analysis

a)    Continuing Operations:

Net income attributable to the controlling shareholders of Endesa Chile, as of March 2016 amounted to Ch$ 152,568 million, compared to Ch$ 39,105 million booked for the same period of 2015.

The following shows comparative figures for each item of the income statement for the continuing operations as of March 31, 2016 and 2015:

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (Million Ch$)	1Q 2016	1Q 2015	Chg	Chg %

REVENUES	415,283	369,804	45,479	12%
Sales	412,242	368,104	44,138	12%
Other operating revenues	3,041	1,700	1,341	79%
PROCUREMENT AND SERVICES	(230,478)	(268,740)	38,262	(14%)
Energy purchases	(90,812)	(115,926)	25,114	(22%)
Fuel consumption	(72,927)	(91,037)	18,110	(20%)
Transportation expenses	(53,656)	(48,828)	(4,828)	10%
Other variable procurement and services costs	(13,083)	(12,949)	(134)	1%
CONTRIBUTION MARGIN	184,805	101,064	83,741	83%
Other work performed by entity and capitalized	2,637	1,734	903	52%
Employee benefits expense	(13,533)	(16,741)	3,208	(19%)
Other fixed operating expenses	(16,448)	(16,527)	79	(0%)
GROSS OPERATING INCOME (EBITDA)	157,461	69,530	87,931	126%
Depreciation, Amortization	(32,420)	(29,386)	(3,034)	10%
Reversal of impairment profit	-	-	-	-
OPERATING INCOME	125,041	40,144	84,897	211%
NET FINANCIAL EXPENSE	934	(28,121)	29,055	(103%)
Financial income	389	92	297	323%
Financial costs	(14,206)	(16,623)	2,417	(15%)
Gain (Loss) for indexed assets and liabilities	194	(536)	730	(136%)
Foreign currency exchange differences, net	14,557	(11,054)	25,611	(232%)
OTHER NON-OPERATING RESULTS	2,486	5,406	(2,920)	(54%)
Share of profit (loss) of associates accounted for using the equity method	2,452	1,175	1,277	109%
Net Income From Other Investments	-	4,207	(4,207)	(100%)
Net Income From Sale of Assets	34	24	10	42%
NET INCOME BEFORE TAXES	128,461	17,429	111,032	637%
Income Tax	(13,436)	(5,067)	(8,369)	165%
NET INCOME FROM CONTINUING OPERATIONS	115,025	12,362	102,663	830%
Net income (Loss) from discontinued operations after taxes	79,621	74,562	5,059	7%
NET INCOME	194,646	86,924	107,722	124%

NET INCOME	194,646	86,924	107,722	124%
Owners of parent	152,568	39,105	113,463	290%
Non-controlling interest	42,078	47,819	(5,741)	(12%)
Earning per share (Ch$ /share)	18.60	4.77	13.8	289.9%

Earning per share from continuing operations (Ch$ /share)	13.75	1.15
Earning per share from discontinued operations (Ch$ /share)	4.85	3.61
Earning per share (Ch$ /share)	18.60	4.77
Weighted average of ordinary shares outstanding (in thousands)	8,201,754.58	8,201,754.58

The following shows pro-forma comparative information for each item of the income statement as of March 31, 2016 and 2015 of discontinued operations in Chile, including the recognition of one month of results from the new company Endesa Américas in the first quarter of 2016:

• 4 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

CONSOLIDATED INCOME STATEMENT (Discontinued Operations) (Million Ch$)	Feb-16	1Q 2016 Pro-forma	1Q 2015	Chg	Chg %

REVENUES	235,723	377,261	269,968	107,293	40%
Sales	229,075	362,134	258,798	103,336	40%
Other operating revenues	6,648	15,127	11,170	3,957	35%
PROCUREMENT AND SERVICES	(95,953)	(154,293)	(76,279)	(78,014)	102%
Energy purchases	(35,154)	(61,441)	(15,350)	(46,091)	300%
Fuel consumption	(31,248)	(48,535)	(24,277)	(24,258)	100%
Transportation expenses	(18,700)	(28,121)	(24,982)	(3,139)	13%
Other variable procurement and services costs	(10,851)	(16,196)	(11,670)	(4,526)	39%
CONTRIBUTION MARGIN	139,770	222,968	193,689	29,279	15%
Other work performed by entity and capitalized	1,188	1,238	1,634	(396)	(24%)
Employee benefits expense	(11,609)	(17,699)	(19,975)	2,276	(11%)
Other fixed operating expenses	(16,296)	(20,451)	(19,938)	(513)	3%
GROSS OPERATING INCOME (EBITDA)	113,053	186,056	155,410	30,646	20%
Depreciation, Amortization	-	(25,522)	(27,728)	2,206	(8%)
Reversal of impairment profit	(907)	(911)	182	(1,093)	(601%)
OPERATING INCOME	112,146	159,623	127,864	31,759	25%
NET FINANCIAL EXPENSE	7,257	(11,175)	(13,666)	2,491	(18%)
Financial income	2,828	6,668	2,698	3,970	147%
Financial costs	(21,056)	(32,767)	(15,426)	(17,341)	112%
Foreign currency exchange differences, net	25,485	14,924	(938)	15,862	(1691%)
OTHER NON-OPERATING RESULTS	6,418	9,999	14,732	(4,733)	(32%)
Share of profit (loss) of associates accounted for using the equity method	6,376	10,409	14,721	(4,312)	(29%)
Net Income From Sale of Assets	42	(410)	11	(421)	(3827%)
NET INCOME BEFORE TAXES	125,821	158,447	128,930	29,517	23%
Income Tax	(46,200)	(46,068)	(54,368)	8,300	(15%)
NET INCOME	79,621	112,379	74,562	37,817	51%

Operating Income

The operating income as of March 2016 was Ch$ 157,461 million, greater than the Ch$ 40,144 million booked the previous period. EBITDA increased by Ch$ 87,931 million reaching Ch$ 157,461 million as of March 2016. This better performance responded to a Ch$ 44,138 million  increase in operating revenue mainly due to higher physical sales (+ 309 GWh), mostly to distribution companies, and a higher average energy sales price expressed in Chilean pesos.

Energy purchases fell Ch$ 25,114 million primarily as a consequence of a lower average purchase price of energy in the spot market (- US$68/MWh) resulting from lower marginal costs.  Fuel consumption costs were Ch$ 18,110 million lower primarily explained by greater hydro dispatch (+ 150 GWh) and higher thermal dispatch (+ 150 GWh), coupled with a lower LNG price. In addition, there was a reduction in labour costs amounting to Ch$ 4,111 million, mainly related to a lower number of employees and greater project expense capitalization.

The effects described above were partly offset by greater transportation and other services costs, which increased by Ch$ 4,828 million, and a greater depreciation of Ch$ 3,034 million.

Operating revenues, costs and operating income of continuing operations, for the periods ended March 31, 2016 and 2015, were as follows:

• 5 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

	1Q 2016			1Q 2015
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Chile	393,006	(320,333)	72,673	351,956	(373,279)	(21,323)
Empresa Eléctrica Pehuenche S.A.	40,808	(11,157)	29,651	52,376	(9,113)	43,263
Compañía Eléctrica Tarapacá S.A. y Filial	57,693	(43,503)	14,190	69,246	(62,190)	7,057
Inversiones GasAtacama Holding Limitada y Filiales	30,452	(22,464)	7,988	43,469	(33,218)	10,251
Ajustes de Consolidación filiales	(106,676)	107,215	539	(147,243)	148,140	897

Total Consolidation	415,283	(290,242)	125,041	369,804	(329,660)	40,145

Energy sales of continuing operations of Endesa Chile and subsidiaries, for the periods ended March 31, 2016 and 2015, were as follows:

ENERGY SALES (Million Ch$)	Chile
	1Q 2016	1Q 2015

Sales to regulated customers	310,786	261,476
Sales to unregulated customers	54,235	60,267
Sales at spot market	25,340	33,712

Total energy sales	390,361	355,455

Non-Operating Income

Non-operating income as of March 31, 2016 and 2015 are summarized below:

(Million Ch$)	1Q 2016	1Q 2015	Chg	Chg %

NET FINANCIAL EXPENSE	934	(28,121)	29,055	(103%)
Financial income	389	92	297	323%
Financial costs	(14,206)	(16,623)	2,417	(15%)
Gain (Loss) for indexed assets and liabilities	194	(536)	730	(136%)
Foreign currency exchange differences, net	14,557	(11,054)	25,611	(232%)
OTHER NON-OPERATING RESULTS	2,486	5,406	(2,920)	(54%)
Share of profit (loss) of associates accounted for using the equity method	2,452	1,175	1,277	109%
Net Income From Other Investments	-	4,207	(4,207)	(100%)
Net Income From Sale of Assets	34	24	10	42%
NET INCOME BEFORE TAXES	128,461	17,429	111,032	637%
Income Tax	(13,436)	(5,067)	(8,369)	165%
NET INCOME	115,025	12,362	102,663	830%
Net income (Loss) from discontinued operations after taxes	79,621	74,562	5,059
NET INCOME	194,646	86,924	107,722	124%

NET INCOME	194,646	86,924	107,722	124%
Owners of parent	152,568	39,105	113,463	290%
Non-controlling interest	42,078	47,819	(5,741)	(12%)

Net Financial Result

Net financial result improved by Ch$ 29,055 million reaching a net income of Ch$ 934 million. The aforementioned was mainly explained by:

• 6 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

Lower financial expenses amounting to Ch$ 2,417 million, mainly due to the lower level of Endesa Chile’s financial debt in bonds.

Lower expense related to indexation of Ch$ 730 million primarily due to the lower impact of Endesa Chile’s UF denominated debt.

Lower exchange differences expenses of Ch$ 25,611 million as a consequence of positive exchange differences relating to Endesa Chile’s structured debt with Enersis Américas and derivative contracts of Endesa Chile.

Other Results not related to Operations

Share of Profit of Associates Accounted for Using the Equity Method

The improved result of Ch$ 1,277 million was mainly explained by Ch$ 1,166 million increase in GNL Chile’s net income.

Net Income From Sale of Assets and Other Investments

The variation was mainly due to the sale of the subsidiary Túnel El Melón S.A for Ch$ 4,207 million in January, 2015.

Income Tax

Corporate Income tax increased by Ch$ 8,369 million mainly explained by a better result during the first quarter of 2016, offset by higher price-level restatement of the fiscal equity during this period.

b)   Discontinued Operations:

Operating income of discontinued operations by country for the periods ended March 31, 2016 and 2015, were as follows:

	Discontinued Operations
COUNTRY (Million Ch$)	Argentina		Colombia		Peru		Total
	1Q 2016	1Q 2015	1Q 2016	1Q 2015	1Q 2016	1Q 2015	1Q 2016	1Q 2015

Operating Revenues	29,423	27,355	237,918	157,072	109,920	85,341	377,261	269,968
% of consolidated	9%	10%	62%	58%	29%	32%	100%	100%
Operating Costs	(18,412)	(20,531)	(132,655)	(68,945)	(66,284)	(51,900)	(217,638)	(142,104)
% of consolidated	8%	14%	62%	48%	30%	37%	100%	100%

Operating Income	11,011	6,824	105,263	88,127	43,636	33,441	159,623	127,864

• 7 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

Analysis by Country

Argentina

Operating income in Argentina increased by 61% or Ch$ 4,188 million to Ch$ 11,011 million as of March 2016 (Ch$ 6,824 million in 2015).

Operating revenues increased by Ch$ 2,068 million, mainly due to higher revenues from energy sales of Ch $ 2,083 million resulting from the application of Resolution No. 22 dated March 30, 2016. This Resolution issued by the Secretariat of Energy under the Ministry of Energy and Mining updated tariffs from Resolution SEN°482/2015 which are charged by generators. In addition, higher other operating revenues of Ch$ 3,699 million were recorded primarily relating to the availability contract of Costanera executed with CAMMESA. The latter was partially offset by Ch$ 3,714 million lower other services due to the lower payment of recurring maintenances of 2015.

Operating costs decreased by Ch$ 2,119 million, mainly explained by translation effects from the Argentine peso to the Chilean peso.

The translation of the financial statements from the Argentine peso to the Chilean peso in both periods, resulted in a decline in Chilean pesos of 32.5% as of March 2016, with respect to March 2015.

Colombia

Operating income in Colombia showed a 19% growth, equivalent to Ch$ 17,136 million, totaling Ch$ 105,263 million in March 2016 (Ch$ 88,127 million in March 2015).

Emgesa’s operating revenues increased by Ch$ 80,846 million mainly due to higher physical sales of 398 GWh for the period and better average sales prices in pesos compared to the previous year of Ch$ 103,515 million. The latter was partially offset by the translation effect of the Colombian peso to the Chilean peso of Ch$ 22,669 million.

On the other hand, higher operating costs of Ch$ 63,710 million were mainly due to higher energy purchases of Ch$ 42,360 million due to higher average purchase price, increased fuel consumption of Ch$ 18,540 million as a result of increased thermal generation and higher prices in the spot market, higher other variable procurement and services costs of Ch$ 2,056 million relating to tax effects due to higher thermal generation and higher transportation expenses of Ch$ 1,158 million due to tariff increase. The aforementioned was partially offset by lower other expenses by nature of Ch$ 1,716 million mainly due to lower recognition of the wealth tax decreed by the Colombian government of Ch$ 2,308 million when compared to last year offset by the translation effects from the Colombian peso to the Chilean peso of Ch$ 592 million.

The effect of translating the financial statements from the Colombian peso to the Chilean peso in both periods resulted in a 14.9% decline in Chilean pesos as of March 2016, with respect to March 2015.

• 8 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

Peru

Operating income in Peru increased by 30% or Ch$ 10,195 million, to reach Ch$ 43,636 million in March 2016 (Ch$ 33,441 million in March 2015).

Operating revenues grew by Ch$ 24,579 million, mainly explained by higher energy sales of Ch$ 14,648 million due to higher physical sales (+ 163 GWh), better average energy sales price expressed in pesos and higher other revenues from tolls of Ch$ 9,733 million explained by new charges of reliability for power supply and price updates.

Operating costs increased by Ch$ 14,384 million, mainly explained by higher fuel consumption of Ch$ 5,873 million due to higher thermal generation and maintenances of the gas pipeline, higher energy purchases of Ch$ 3,869 million in the spot market, higher other variable procurement and services costs of Ch$ 2,947 million due to higher compensations for renewable energy and higher transportation costs of Ch$ 2,070 million due to the increase in new unit charges on tolls.

The effect of translating the financial statements from the Peruvian sol to the Chilean peso in both periods resulted in a 0.5% decline in Chilean pesos as of March 2016, with respect to March 2015.

2. -Consolidated Balance Sheet Analysis

Assets (Million Ch$)	Mar-16	Dec-15	Chg	Chg %

Current Assets	593,574	522,855	70,719	14%
Non-Current Assets	2,852,963	2,866,209	(13,246)	(0%)
Discontinued Operations	-	3,889,706	(3,889,706)	100%

TOTAL ASSETS	3,446,537	7,278,770	(3,832,233)	(53%)

Total assets of the Company decreased by Ch$ 3,832,233 million as of March, 2016, when compared to December, 2015, mainly due to:

➢  Non-Current Assets decreased Ch$ 13,246 million, mainly as a consequence of:

❖  A Ch$ 14,272 million reduction in investments booked using the equity method, caused mainly by the Ch$ 12,781 million fall in the figure from GNL Quintero S.A. resulting from Ch$ 13,456 million recognition in financial derivatives, Ch$ 396 million negative currency translation differences, the aforementioned offset by net income of the period amounting to Ch$ 1,071 million. A Ch$ 3,451 million decline in Electrogas S.A., mainly related to declared dividends amounting to $ 3,979 million, negative currency translation differences amounting to Ch$ 816 million, offset by net income of the period amounting to Ch$ 1,345 million.

• 9 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

❖  A Ch$ 3,889,706 million reduction in non-current assets classified as assets for sale or to be distributed to shareholders, due to the lower foreign investments figure that is classified as assets to be distributed to shareholders in December 2015.

➢  Current Assets increased by Ch$ 70,719 million, representing a 14% increase, mainly due to the following:

❖  A Ch$ 82,958 million growth in cash and cash equivalents, primarily due to a Ch$ 70,762 million increase in deposits.

❖  A Ch$ 11,831 million rise in other non-financial current assets mainly as a consequence of Ch$ 12,160 million in insurance coverage.

❖  A Ch$ 22,823 million increase in accounts receivable from related companies due to Ch$ 3,966 million dividends receivable from Electrogas, advanced payments to GNL Chile amounting to Ch$ 7,365 million and LNG sales to Endesa Energía amounting to Ch$ 9,510 million.

❖  The aforementioned was partially offset by a Ch$ 47,024 million reduction in trade accounts receivable and other accounts receivable, primarily energy sales, tolls and fuel accounts receivable.

Liabilities and Shareholder's Equity (Million Ch$)	Mar-16	Dec-15	Chg	Chg %

Current Liabilities	653,072	676,092	(23,020)	(3%)
Non-Current Liabilities	1,241,724	1,207,004	34,720	3%
Discontinued Operations	-	1,851,784	(1,851,784)	100%
Equity	1,551,741	3,543,890	(1,992,149)	(56%)
Equity attributable to owners of parent	1,518,012	2,648,190	(1,130,178)	(43%)
Non-controlling	33,729	895,700	(861,971)	(96%)

TOTAL EQUITY AND LIABILITIES	3,446,537	7,278,770	(3,832,233)	(53%)

Total liabilities of the Company decreased by Ch$ 3,832,233 million as of March, 2016 when compared to December 2015, mainly explained by the following:

➢  Current liabilities decreased Ch$ 23,020 million, equivalent to a 3% reduction, mainly due to the following:

❖  A Ch$ 46,109 million reduction in trade accounts payable and other accounts payable primarily due to dividend payments amounting to Ch$ 11,133 million and payments to energy and fuel suppliers amounting to Ch$ 44,718 million, partly offset by Ch$ 19,595 million increase in accounts payable to power plant maintenance suppliers.

• 10 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

❖  A Ch$ 6,886 million reduction in other current provisions as a consequence of payments made regarding legal proceedings and fines amounting to Ch$ 4,912 million and infringement probes amounting to Ch$ 2,317 million.

❖  The aforementioned was partially offset by a Ch$ 27,112 million increase in accounts payable to related parties, mainly due to trade accounts with Enersis Chile amounting to Ch$ 35,027 million, gas purchases from GNL Chile reaching Ch$ 18,724 million, compensated, to a certain extent, by Ch$ 17,495 million dividend payments to Enersis Chile and Ch$ 9,617 million in loan payments to Enersis Américas.

➢  Non-Current Liabilities increased Ch$ 34,720 million, which represents a 3% increase, mainly explained by:

❖  A Ch$ 50,742 million increase in other non-current financial liabilities, mainly due to the new Surca bank loan amounting to Ch$ 102,245 million, partly offset by exchange differences and bonds indexation amounting to Ch$ 26,646 million and forward contracts of Ch$ 22,372 million.

❖  The aforementioned figures were partially offset by a Ch$ 18,489 million reduction in deferred tax liabilities.

➢  Net equity decreased by Ch$ 1,992,149 million compared to December 2015:

❖  The controlling shareholder’s equity decreased by Ch$ 1,130,178 million, mainly explained by the Ch$ 49,115 million decrease in other comprehensive income and distributions to shareholders of Ch$ 1,154,112 million, partially offset by the net income of the period of Ch$ 152,568 million.

❖  Non-controlling interests decreased by Ch$ 861.971 million, mainly explained by the decrease in other comprehensive income of Ch$ 64.954 million and distributions to shareholders for Ch$ 839,096 million, partially offset by the net income of the period of Ch$ 42,078 million.

Evolution Of Key Financial Ratios

Indicator		Unit	Mar-16	Dec-15	Mar-15	Chg	Chg %

Liquidity	Liquidity	Times	0.91	0.68	-	0.23	34%
	Acid-test *	Times	0.85	0.63	-	0.22	35%
	Working capital	Million Ch$	(59,498)	(433,192)	-	373,694	(86%)
Leverage	Leverage **	Times	1.22	1.05	-	0.17	16%
	Short-term debt	%	34.5%	36.2%	-	(1.7%)	(5%)
	Long-term debt	%	65.5%	63.8%	-	1.7%	3%
	Financial expenses coverage***	Times	(288.92)	11.23	5.05	(300.15)	(2673%)
Profitability	Op. income / Op. Revenues	%	30.1%	-	26.3%	3.8%	15%
	ROE ****	%	11.8%	-	12.6%	(0.8%)	(6%)
	ROA ****	%	7.4%	-	9.0%	(1.6%)	(18%)

* (Current assets - inventories - prepayments)/ current liabilities
** Total debt / (equity + minority interest)
*** EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
**** Annualized figures

• 11 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

These indicators have been calculated for 2015 as if discontinuing operations would have not been carried out.

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 18,071 million negative net cash flow during the first quarter of 2016, broken down as follows:

Cash Flow (Million Ch$)	1Q 2016	1Q 2015	Chg	Chg %

Net cash flows from (used in) operating activities	128,585	182,587	(54,002)	(30%)
Net cash flows from (used in) investing activities	(74,153)	(84,044)	9,891	(12%)
Net cash flows from (used in) financing activities	(72,503)	(299,510)	227,007	(76%)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(18,071)	(200,967)	182,896	(91%)

Operating activities booked a Ch$ 128,585 million positive cash flow this quarter, which represents a 30% decline when compared to March 2015. This cash flow was mainly comprised by Ch$ 788,995 million in payments received for sales of goods and services, offset by Ch$ 440,508 million payments made to suppliers of goods and services, tax payments for Ch$ 41,219 million and employee related payments amounting to Ch$ 23,392 million.

As a consequence of the spin-off of Endesa Chile, the Company accrued the obligation to pay taxes in Peru for an amount of $ 577 million Nuevos Soles Peruanos approximately (Ch$ 116,053 million approximately). This tax, which was paid during the month of March 2016, was generated as a result of the Income Tax Law in Peru, which charges the transfer of shares that Endesa Chile had in that country and that were transferred to Endesa Américas S.A. The calculation basis for determining the tax corresponded to the difference between the sale value and the acquisition cost of those shares. This expenditure is shown in "Other cash outflows" and represents the reduction in operating cash flow compared to the first quarter 2015.

Investment activities booked a Ch$ 74,153 million negative cash flow, mainly related to the acquisition of property, plants and equipment amounting to Ch$ 71,740 million.

Financing activities booked a Ch$ 72,503 million negative cash flow. This cash flow was primarily a consequence of loan and leasing payments amounting to Ch$ 47,115 million, dividend payments of Ch$ 30,871 million and interest payments amounting to Ch$ 36,826 million, offset by cash inflows amounting to Ch$ 260,087 million received from related companies and third party loans.

• 12 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

Capex and Depreciation

Company (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	1Q 2016	1Q 2015	1Q 2016	1Q 2015

Endesa Chile	34,212	38,047	20,650	17,759
Pehuenche	473	77	2,133	2,154
Inversiones Gas Atacama	168	-	2,771	2,868
Celta	14,293	3,898	6,307	6,284
EASA (Group)	6,592	8,644	-	-
Emgesa	12,329	61,928	-	-
Generandes Peru (Group)	3,673	6,155	-	-

Total Consolidated	71,740	118,749	31,861	29,065

• 13 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Company in terms of establishing their risk management policy, the following are regarded with particular importance:

➢   Compliance with the rules of good corporate governance.

➢   Strict compliance with all of the Group’s internal rules.

➢   Each business and corporate department defines:

I.   The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

II.  Counterpart criteria.

III. Authorized Operators.

➢   The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

➢   All business operations and corporate departments operate within the approved limits of each case.

➢   The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Endesa Chile policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rates.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining low income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that allow variable interest rates to be converted to fixed rates.

The financial debt structure of the Endesa Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

• 14 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

	Mar-16	Dec-15
	%	%

Fixed Interest Rate	82%	92%
Variable Interest Rate	18%	8%

Total	100%	100%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

➢  Endesa Chile’s subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

➢  Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

➢  Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, Endesa Chile Group focuses on maintaining a balance between cash flows indexed to the US dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

Commodities Risk

Endesa Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

➢  Fuel purchases for electricity generation.

➢  Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the Company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

• 15 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits. As of March 31, 2016, the Company held swaps for 88,000 barrels of Brent  to be settled between April and November 2016, 8.6 million MMBTU of Henry Hub gas to be settled between May and October 2016, and 500,000 tonnes of API2 coal to be settled between April and December 2016. As of December 31, 2015 there were swap operations outstanding for 133,000 barrels of Brent.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 18 and 20 and appendix 4, respectively.

As of March 31, 2016, the liquidity position of the Endesa Chile Group was Ch$ 120,384 million in cash and cash equivalents, and Ch$ 341,433 million in long-term committed credit facilities. As of December 31, 2015, the Endesa Chile Group’s liquidity was Ch$ 37,425 million in cash and other cash equivalents and Ch$ 142,032 million in long-term committed credit facilities.

Credit Risk

The Endesa Chile Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Credit risk is therefore monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•           Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities (with a credit rating equivalent to investment grade, wherever possible), with limits set for each entity.

• 16 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

Investment banks selection considers those with investment grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Derivative contracts are carried out with creditworthy entities in Chile and abroad, all transactions taking place with investment-grade entities.

Risk Measurement

The Endesa Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

➢  Financial debt.

➢  Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

➢  US dollar Libor interest rate.

➢  The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 158,656 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

• 17 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Endesa Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Endesa Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Endesa Chile's debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit lines, of which one signed in February 2016 was disbursed. Furthermore, this credit lines contain provisions under which certain events other than non-payment, in the Endesa Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Endesa Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Endesa Chile’s local bonds and credit lines, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Endesa Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

• 18 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions comply with conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

• 19 •

ENDESA CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

CONTACT INFORMATION

For further information, please contact us:

Susana Rey M.

Head of Investor Relations

susana.rey@enel.com

(+56) 22630 9606

Catalina González S.

Investor Relations Senior Analyst

catalina.gonzalez@enel.com

(+56) 22630 9603

Guillermo Berguecio B.

Investor Relations Analyst

guillermo.berguecio@enel.com

(+56) 22630 9506

Francisco Basauri M.

Investor Relations Analyst

francisco.basauri@enel.com

(+56) 22630 9585

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

• 20 •

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: May 9, 2016